UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
AMTECH SYSTEMS, INC.
(Name of Issuer) Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
032332504
(CUSIP Number) Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 20, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 032332504	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,386,312 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,386,312 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,312 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 2 and Item 5.
(2) This calculation is rounded to the nearest tenth and is based upon 14,987,745 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 9, 2018 (File No. 000-11412).

CUSIP No. 032332504	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,688 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
263,688 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,688 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 2 and Item 5.
(2) This calculation is rounded to the nearest tenth and is based upon 14,987,745 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 9, 2018 (File No. 000-11412).

CUSIP No. 032332504	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,000 shares of Common Stock (1)

	8	SHARED VOTING POWER
2,400,000 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
18,000 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
2,400,000 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,418,000 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 2 and Item 5.
(2) This calculation is rounded to the nearest tenth and is based upon (i) 14,987,745 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 9, 2018 (File No. 000-11412) and (ii) 18,000 aggregate Shares Mr. Averick may purchase under (A) a director stock option granted on May 11, 2018 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares; (B) a director stock option granted on March 17, 2017 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares; and (C) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares.

CUSIP No. 032332504	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
600,000 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
600,000 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 2 and Item 5.
(2) This calculation is rounded to the nearest tenth and is based upon 14,987,745 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 9, 2018 (File No. 000-11412).

CUSIP No. 032332504	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OIH LLC 26-4810266

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,917 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
22,917 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,917 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 2 and Item 5.
(2) This calculation is rounded to the nearest tenth and is based upon 14,987,745 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 9, 2018 (File No. 000-11412).

CUSIP No. 032332504	SCHEDULE 13D/A	Page 7 of 12 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 4") amends the Schedule 13D filed on January 25, 2016 (the "Original Schedule 13D"), as amended on August 24, 2017 ("Amendment No. 1"), December 18, 2017 ("Amendment No. 2") and July 17, 2018 ("Amendment No. 3").  The Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the "Schedule 13D".  Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3).  The Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3) remains in full force and effect, except as specifically amended by this Amendment No. 4.  This Amendment No. 4 is being filed to report the succession of Cornice Fiduciary Management LLC (the "Trustee Company") as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust").

Item 2.     Identity and Background.
Item 2(a) of the Schedule 13D is hereby amended by replacing references to "Leslie J. Schreyer" with "Cornice Fiduciary Management LLC".
Item 2(b)(i) of the Schedule 13D is hereby amended and restated to read as follows:
c/o Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Frank S. Vellucci

Item 2(c)(i) of the Schedule 13D is hereby amended and restated to read as follows:
The principal business of the Trust is to make various investments from time to time for the benefit of the issue of Jonathan D. Sackler. The Trustee Company, a Wyoming limited liability company, is the trustee of the Trust.  Leslie J. Schreyer and Jeffrey Robins, each of whom is a citizen of the United States and an attorney at Norton Rose Fulbright (US) LLP, 1301 Avenue of the Americas, New York, NY 10019, are officers of the Trustee Company.  None of the Trustee Company, Mr. Schreyer or Mr. Robins has been involved in any proceeding requiring disclosure under Items 2(d) or (e) of the Schedule 13D.
Item 2(c)(v) of the Schedule 13D is amended and supplemented by adding the following sentence at the end thereof: "Mr. Olson is a citizen of the United States."
Item 2(f) of the Schedule 13D is amended to state that the Trust is a Wyoming trust.
Item 3.     Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

CUSIP No. 032332504	SCHEDULE 13D/A	Page 8 of 12 Pages

As of November 27, 2018, the Reporting Persons had collectively purchased an aggregate of 2,422,917 Shares over the course of various prior purchases for total consideration of approximately $20 million.  Each Reporting Person funded such prior purchases out of their available cash on hand.  Additionally, Mr. Averick holds the right to purchase 18,000 aggregate Shares under (A) a director stock option granted on May 11, 2018 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares; (B) a director stock option granted on March 17, 2017 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares; and (C) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares (collectively, the "Option Shares").
On November 20, 2018, Leslie J. Schreyer resigned as trustee of the Trust and the Trustee Company was appointed successor trustee of the Trust (the "Change in Trustee"). Because Mr. Schreyer has resigned as trustee of the Trust, he is no longer a reporting person for the Shares held by the Trust. No consideration was paid in connection with the Change in Trustee and, accordingly, the Trust continues to beneficially own the Shares following the Change in Trustee.
Certain Shares reported herein as beneficially owned by the Reporting Persons may be held from time to time in margin accounts established with such Reporting Persons' prime broker(s) or other broker dealers.  The Shares are held by the applicable Reporting Person in one or more commingled margin account(s), which may extend margin credit to the Reporting Person from time to time subject to applicable federal margin regulations, stock exchange rules and the brokers' credit policies. Certain positions held in the margin account are then pledged as collateral for the repayment of debit balances in the account.
Item 4.     Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:
The Change in Trustee occurred on November 20, 2018, as described in Item 3 of this Amendment No. 4.

CUSIP No. 032332504	SCHEDULE 13D/A	Page 9 of 12 Pages

Item 5.	Interest in Securities of the Issuer.
Item 5.  Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	1,386,312	9.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,386,312	9.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	1,386,312	9.2%

	2. M3C3
	Sole Voting Power	263,688	1.8%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	263,688	1.8%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	263,688	1.8%

	3. Mr. Averick[4]
	Sole Voting Power	18,000	0.1%
	Shared Voting Power	2,400,000	16.0%
	Sole Dispositive Power	18,000	0.1%
	Shared Dispositive Power	2,400,000	16.0%
	Aggregate Voting and Dispositive Power	2,418,000	16.1%

	4. Piton[5]
	Sole Voting Power	600,000	4.0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	600,000	4.0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	600,000	4.0%

	5. OIH[6]
	Sole Voting Power	22,917	0.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	22,917	0.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	22,917	0.2%

[1]
This calculation is rounded to the nearest tenth and is based upon 14,987,745 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 9, 2018 (File No. 000-11412) (unless otherwise noted below).

[2]	The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.

[3]	M3C is a member of Piton, along with other Family Clients of Kokino.

[4]
Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  Mr. Averick is also currently a director of the Issuer. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,418,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; (iv) 150,000 Shares beneficially owned by Mr. Averick jointly with his wife; and (v) 18,000 aggregate Shares under (A) a director stock option granted on May 11, 2018 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares; (B) a director stock option granted on March 17, 2017 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares; and (C) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares (collectively, the "Option Shares").  With respect to the 150,000 Shares beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM).  The Shares and percent of class beneficially owned by Mr. Averick include the Option Shares.

[5]
Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.

[6]
OIH is a Connecticut limited liability company and investment entity controlled by Brian T. Olson. Brian T. Olson is the President and Chief Investment Officer of Kokino.  As a key employee of Kokino and manager of OIH, Mr. Olson shares the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH.

CUSIP No. 032332504	SCHEDULE 13D/A	Page 10 of 12 Pages

(c)
As described in Item 3 (which description is incorporated herein by reference), the Change in Trustee occurred on November 20, 2018.  The Change in Trustee does not impact the number of Shares or the percentage of Shares owned by the Trust (or any other Reporting Person).

(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.
Item 7.	Material to be Filed as Exhibits.
The disclosure in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following in appropriate alphabetical order:
Exhibit A. Amended and Restated Joint Filing Agreement, dated as of November 27, 2018, by and among the Reporting Persons.
Exhibit B. [Reserved.]

CUSIP No. 032332504	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2018
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
	By:	/s/ Jeffrey Robins
Jeffrey Robins
Vice President

M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC
By:	Piton Capital Management LLC, its managing member
By:	Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

OIH LLC
By:	/s/ Brian T. Olson
Brian T. Olson
Manager

CUSIP No. 032332504	SCHEDULE 13D/A	Page 12 of 12 Pages

EXHIBIT A
Amended and Restated
Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."  This agreement amends and restates that certain Joint Filing Agreement, dated as of August 27, 2015, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick, Piton Capital Partners LLC and OIH LLC.

The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, with respect to uSell.com, Inc., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: November 27, 2018
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
	By:	/s/ Jeffrey Robins
Jeffrey Robins
Vice President

M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC
By:	Piton Capital Management LLC, its managing member
By:	Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

OIH LLC
By:	/s/ Brian T. Olson
Brian T. Olson
Manager